UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

On October 21, 2021, EAG International Vantage Capital Limited, a subsidiary of Tantech Holdings Ltd ( the “Company”), entered into an Equity Acquisition Agreement (“China East Trade Acquisition Agreement”) with Zhifan Dai, an unrelated third party, to acquire all the shares of China East Trade Co., Limited. (“China East Trade”) without any consideration. As of the date of acquisition, China East Trade had nominal operations.

On October 21, 2021, Shanghai Wangju Industrial Group Co., Ltd., a subsidiary of the Company, entered into an Equity Transfer Agreement (“Shenzhen Shangdong Acquisition Agreement”) with Shenzhen Shangdong Investment Co., Ltd., an unrelated third party, to acquire all the shares of Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong Trading”) without any consideration. As of the date of acquisition, Shenzhen Shangdong Trading had nominal operations.

The Company made this decisions based on its plan to explore the factoring related business. The Company’s Board of Directors ratified the terms of the acquisition agreements based on its belief that entry into the agreements is in the best interests of the Company and its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: November 4, 2021	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer